April 25, 2025

Brandon Alexandroff
Chief Financial Officer
Rumble, Inc.
444 Gulf of Mexico Dr.
Longboat Key, FL 34228

       Re: Rumble, Inc.
           Form 10-K for the year ended December 31, 2024
           File No. 001-40079
Dear Brandon Alexandroff:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Sean M. Ewen